SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 1, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   February 1, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  February 1, 2007

Tanzanian Royalty Chairman Proceeds with Eighth Tranche of

C$3 Million Private Placement

Tanzanian Royalty Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the eighth tranche of the private placement announced on January 13, 2005 (the “Placement”) whereby Mr. Sinclair agreed to purchase common shares of the Corporation representing an aggregate value of $3,000,000. Such shares are to be purchased in 8 quarterly tranches of $375,000 each, commencing February 1, 2005, of which seven tranches have been completed to date.

The eighth tranche will consist of 56,467 common shares of the Corporation having a purchase price of $6.641per share for proceeds totaling $375,000.  The purchase price reflects the weighted average trading price of the Corporation’s shares for the five consecutive trading days ended January 31, 2007, or the closing price of the Corporation’s shares on January 31, 2007 of $6.28, whichever is greater.

In addition, Mr. Sinclair has agreed to make available to the Corporation an interest free advance of $1,000,000.

All private placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with the Placement.  Each tranche is subject to regulatory approval.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.tanzanianroyaltyexploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.